CANADIAN NATURAL RESOURCES LIMITED

MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023
AUGUST 2, 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS
ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the impact of the Pathways Alliance ("Pathways") initiative and activities, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+"), the impact of the Russian invasion of Ukraine, continuing effects of the novel coronavirus ("COVID-19") pandemic, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack and other cyber-related crime; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the Company's ability to implement strategies and leverage technologies to meet climate change initiatives and emissions targets; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.

Canadian Natural Resources Limited	1	Three and six months ended June 30, 2023

The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Non-GAAP and Other Financial Measures
This MD&A includes references to non-GAAP measures, which include non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure ("NI 52-112"). Non-GAAP measures are used by the Company to evaluate its financial performance, financial position or cash flow. Descriptions of the Company’s non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided in the “Non-GAAP and Other Financial Measures” section of this MD&A.
Special Note Regarding Currency, Financial Information and Production
This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") for the three and six months ended June 30, 2023, and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2022. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements for the three and six months ended June 30, 2023 and this MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout this MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company's financial results for the three and six months ended June 30, 2023 in relation to the comparable periods in 2022 and the first quarter of 2023. The accompanying tables form an integral part of this MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2022, is available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated August 2, 2023.

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2023

FINANCIAL HIGHLIGHTS

		Three Months Ended			Six Months Ended
($ millions, except per common share amounts)		Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Product sales (1)		$8,846	$9,548	$13,812	$18,394	$25,944
Crude oil and NGLs		$8,115	$8,412	$11,727	$16,527	$22,500
Natural gas		$522	$851	$1,605	$1,373	$2,607
Net earnings		$1,463	$1,799	$3,502	$3,262	$6,603
Per common share	– basic	$1.34	$1.63	$3.04	$2.97	$5.70
	– diluted	$1.32	$1.62	$3.00	$2.94	$5.63
Adjusted net earnings from operations (2)		$1,256	$1,881	$3,800	$3,137	$7,176
Per common share	– basic (3)	$1.15	$1.71	$3.30	$2.86	$6.20
	– diluted (3)	$1.14	$1.69	$3.26	$2.83	$6.12
Cash flows from operating activities		$2,745	$1,295	$5,896	$4,040	$8,749
Adjusted funds flow (2)		$2,742	$3,429	$5,432	$6,171	$10,407
Per common share	– basic (3)	$2.50	$3.12	$4.72	$5.62	$8.99
	– diluted (3)	$2.48	$3.08	$4.66	$5.57	$8.87
Cash flows used in investing activities		$1,560	$1,153	$1,345	$2,713	$2,596
Net capital expenditures (2)		$1,669	$1,394	$1,450	$3,063	$2,905
(1)Further details related to product sales are disclosed in note 17 to the financial statements.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
SUMMARY OF FINANCIAL HIGHLIGHTS
Consolidated Net Earnings and Adjusted Net Earnings from Operations
Net earnings for the six months ended June 30, 2023 were $3,262 million compared with $6,603 million for the six months ended June 30, 2022. Net earnings for the six months ended June 30, 2023 included non-operating income, net of tax, of $125 million compared with non-operating losses of $573 million for the six months ended June 30, 2022 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, realized foreign exchange on the settlement of the cross currency swap, the gain from investments, and government grant income under the provincial well-site rehabilitation programs. Excluding these items, adjusted net earnings from operations for the six months ended June 30, 2023 were $3,137 million compared with $7,176 million for the six months ended June 30, 2022.
Net earnings for the second quarter of 2023 were $1,463 million compared with $3,502 million for the second quarter of 2022 and $1,799 million for the first quarter of 2023. Net earnings for the second quarter of 2023 included non-operating income, net of tax, of $207 million compared with non-operating losses of $298 million for the second quarter of 2022 and non-operating losses of $82 million for the first quarter of 2023 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, realized foreign exchange on the settlement of the cross currency swap, the (gain) loss from investments, and government grant income under the provincial well-site rehabilitation programs. Excluding these items, adjusted net earnings from operations for the second quarter of 2023 were $1,256 million compared with $3,800 million for the second quarter of 2022 and $1,881 million for the first quarter of 2023.
The decrease in net earnings and adjusted net earnings from operations for the three and six months ended June 30, 2023 from the three and six months ended June 30, 2022 primarily reflected:
▪lower crude oil and NGLs realized pricing (1) in the North America segment;
▪lower realized SCO sales pricing (1) in the Oil Sands Mining and Upgrading segment; and
▪lower natural gas realized pricing in the Exploration and Production segments.

(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2023

The decrease in net earnings and adjusted net earnings from operations for the second quarter of 2023 from the first quarter of 2023 primarily reflected:
▪lower SCO sales volumes in the Oil Sands Mining and Upgrading segment;
▪lower crude oil and NGLs sales volumes in the North America segment; and
▪lower natural gas sales volumes and realized natural gas pricing in the North America segment;
partially offset by:
▪higher crude oil and NGLs netbacks in the North America segment.
The impacts of share-based compensation, risk management activities, fluctuations in foreign exchange rates, the settlement of the cross currency swap, and the (gain) loss from investments, also contributed to the movements in net earnings. These items are discussed in detail in the relevant sections of this MD&A.
Cash Flows from Operating Activities and Adjusted Funds Flow
Cash flows from operating activities for the six months ended June 30, 2023 were $4,040 million compared with $8,749 million for the six months ended June 30, 2022. Cash flows from operating activities for the second quarter of 2023 were $2,745 million compared with $5,896 million for the second quarter of 2022 and $1,295 million for the first quarter of 2023. The fluctuations in cash flows from operating activities from the comparable periods were primarily due to the factors previously noted related to the fluctuations in adjusted net earnings from operations, together with the impact of net changes in non-cash working capital.
Adjusted funds flow for the six months ended June 30, 2023 was $6,171 million compared with $10,407 million for the six months ended June 30, 2022. Adjusted funds flow for the second quarter of 2023 was $2,742 million compared with $5,432 million for the second quarter of 2022 and $3,429 million for the first quarter of 2023. The fluctuations in adjusted funds flow from the comparable periods were primarily due to the factors noted above related to the fluctuations in cash flows from operating activities, excluding the impact of the net change in non-cash working capital, abandonment expenditures, government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets, including the unamortized cost of the share bonus program.
Production Volumes
Crude oil and NGLs production before royalties for the second quarter of 2023 of 846,909 bbl/d was comparable with 860,338 bbl/d for the second quarter of 2022, and decreased 12% from 962,908 bbl/d for the first quarter of 2023. Natural gas production before royalties for the second quarter of 2023 of 2,085 MMcf/d was comparable with 2,105 MMcf/d for the second quarter of 2022, and decreased 3% from 2,139 MMcf/d for the first quarter of 2023. Total production before royalties for the second quarter of 2023 of 1,194,326 BOE/d was comparable with 1,211,147 BOE/d for the second quarter of 2022, and decreased 9% from 1,319,391 BOE/d for the first quarter of 2023. Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production, before royalties" section of this MD&A.
Product Prices
In the Company's Exploration and Production segments, realized crude oil and NGLs prices (1) averaged $72.06 per bbl for the second quarter of 2023, a decrease of 37% compared with $115.26 per bbl for the second quarter of 2022, and an increase of 22% from $58.85 per bbl for the first quarter of 2023. The realized natural gas price decreased 68% to average $2.53 per Mcf for the second quarter of 2023 from $7.93 per Mcf for the second quarter of 2022, and decreased 41% from $4.27 per Mcf for the first quarter of 2023. In the Oil Sands Mining and Upgrading segment, the Company's realized SCO sales price decreased 31% to average $95.08 per bbl for the second quarter of 2023 from $137.60 per bbl for the second quarter of 2022, and was comparable with $96.07 per bbl for the first quarter of 2023. The Company's realized pricing reflected prevailing benchmark pricing. Crude oil and NGLs and natural gas prices are discussed in detail in the "Business Environment", "Realized Product Prices – Exploration and Production", and the "Oil Sands Mining and Upgrading" sections of this MD&A.

(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2023

Production Expense
In the Company's Exploration and Production segments, crude oil and NGLs production expense (1) averaged $18.38 per bbl for the second quarter of 2023, a decrease of 6% from $19.58 per bbl for the second quarter of 2022, and an increase of 9% from $16.93 per bbl for the first quarter of 2023. Natural gas production expense (1) averaged $1.37 per Mcf for the second quarter of 2023, an increase of 17% from $1.17 per Mcf for the second quarter of 2022, and a decrease of 7% from $1.47 per Mcf for the first quarter of 2023. In the Oil Sands Mining and Upgrading segment, production expense (1) averaged $31.28 per bbl for the second quarter of 2023, a decrease of 7% from $33.76 per bbl for the second quarter of 2022, and an increase of 25% from $25.06 per bbl for the first quarter of 2023. Crude oil and NGLs and natural gas production expense is discussed in detail in the "Production Expense – Exploration and Production" and the "Oil Sands Mining and Upgrading" sections of this MD&A.
SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company’s quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022
Product sales (1)	$8,846	$9,548	$11,012	$12,574
Crude oil and NGLs	$8,115	$8,412	$9,508	$11,001
Natural gas	$522	$851	$1,287	$1,342
Net earnings	$1,463	$1,799	$1,520	$2,814
Net earnings per common share
– basic	$1.34	$1.63	$1.37	$2.52
– diluted	$1.32	$1.62	$1.36	$2.49
($ millions, except per common share amounts)	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021
Product sales (1)	$13,812	$12,132	$10,190	$8,521
Crude oil and NGLs	$11,727	$10,773	$8,979	$7,607
Natural gas	$1,605	$1,002	$958	$694
Net earnings	$3,502	$3,101	$2,534	$2,202
Net earnings per common share
– basic	$3.04	$2.66	$2.16	$1.87
– diluted	$3.00	$2.63	$2.14	$1.86
(1)Further details related to product sales for the three months ended June 30, 2023 and 2022 are disclosed in note 17 to the financial statements.
Volatility in the quarterly net earnings over the eight most recently completed quarters was primarily due to:
▪Crude oil pricing – Fluctuating global supply/demand including crude oil production levels from OPEC+ and its impact on world supply; the impact of geopolitical and market uncertainties, including those due to COVID-19 and in connection with governmental responses to COVID-19, and the impact of the Russian invasion of Ukraine on worldwide benchmark pricing; the impact of shale oil production in North America; the impact of the Western Canadian Select ("WCS") Heavy Differential from the West Texas Intermediate reference location at Cushing, Oklahoma ("WTI") in North America; and the impact of the differential between WTI and Dated Brent ("Brent") benchmark pricing in the International segments.
▪Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, third-party pipeline maintenance and outages, the impact of geopolitical and market uncertainties, the impact of seasonal conditions, and the impact of shale gas production in the US.

(1)Calculated as respective production expense divided by respective sales volumes.

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2023

▪Crude oil and NGLs sales volumes – Fluctuations in production from the Kirby and Jackfish Thermal Oil Sands Projects, fluctuations in production due to the cyclic nature of the Primrose thermal oil projects, fluctuations in the Company’s drilling program in North America and the International segments, natural decline rates, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, and wildfires and a third-party pipeline outage in the North America segment. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.
▪Natural gas sales volumes – Fluctuations in production due to the Company's drilling program in North America and the International segments, natural decline rates, the impact and timing of acquisitions, and wildfires and a third-party pipeline outage in the North America segment.
▪Production expense – Fluctuations primarily due to the impacts of the demand and cost for services, fluctuations in product mix and production volumes, seasonal conditions, increased carbon tax and energy costs, inflationary cost pressures, cost optimizations across all segments, the impact and timing of acquisitions, turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, and maintenance activities in the International segments.
▪Depletion, depreciation and amortization expense – Fluctuations due to changes in sales volumes including the impact and timing of acquisitions and dispositions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company's proved undeveloped reserves, fluctuations in International sales volumes subject to higher depletion rates, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, and a recoverability charge relating to the de-booking of reserves at the Ninian field in the North Sea at December 31, 2022.
▪Share-based compensation – Fluctuations due to the measurement of fair market value of the Company's share-based compensation liability.
▪Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company's risk management activities.
▪Interest expense – Fluctuations due to changing long-term debt levels, and the impact of movements in benchmark interest rates on outstanding floating rate long-term debt and accrued interest on the deferred Petroleum Revenue Tax ("PRT") recovery.
▪Foreign exchange – Fluctuations in the Canadian dollar relative to the US dollar, which impact the realized price the Company receives for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Realized and unrealized foreign exchange gains and losses are also recorded with respect to US dollar denominated debt, partially offset by the impact of any cross currency swap hedges outstanding.
▪(Gain) loss from investments; gain on acquisitions – Fluctuations due to the (gain) loss from the investments in PrairieSky Royalty Ltd. and Inter Pipeline Ltd. shares, and the recognition of gains on acquisitions.
BUSINESS ENVIRONMENT
Risks and Uncertainties
Global benchmark crude oil prices continued to trend downward in the second quarter of 2023, as demand growth concerns, rising interest rates and recessionary fears continued to put downward pressure on global crude oil pricing. Following the OPEC+ decision in early June 2023 to extend production cuts through 2024, further voluntary production cuts were announced to support the stability of the market. Additionally, although inflationary pressures are easing, the Company has experienced and may continue to experience inflationary pressures on its operating and capital expenditures in addition to higher than normal fluctuations in commodity prices and interest rates.
Liquidity
As at June 30, 2023, the Company had undrawn revolving bank credit facilities of $4,954 million. Including cash and cash equivalents and short-term investments, the Company had approximately $5,600 million in liquidity (1). The Company also has certain other dedicated credit facilities supporting letters of credit.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Refer to the "Liquidity and Capital Resources" section of this MD&A for further details.

(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2023

Benchmark Commodity Prices

	Three Months Ended			Six Months Ended
(Average for the period)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
WTI benchmark price (US$/bbl)	$73.75	$76.11	$108.42	$74.92	$101.44
Dated Brent benchmark price (US$/bbl)	$78.37	$81.24	$112.67	$79.79	$105.96
WCS Heavy Differential from WTI (US$/bbl)	$15.07	$24.74	$12.80	$19.87	$13.70
SCO price (US$/bbl)	$76.67	$78.18	$114.35	$77.42	$103.76
Condensate benchmark price (US$/bbl)	$72.28	$79.83	$108.35	$76.03	$102.29
Condensate Differential from WTI (US$/bbl)	$1.47	$(3.72)	$0.07	$(1.11)	$(0.85)
NYMEX benchmark price (US$/MMBtu)	$2.10	$3.43	$7.17	$2.76	$6.05
AECO benchmark price (C$/GJ)	$2.22	$4.12	$5.95	$3.17	$5.15
US/Canadian dollar average exchange rate (US$)	$0.7447	$0.7393	$0.7832	$0.7420	$0.7865
Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are directly impacted by fluctuations in foreign exchange rates, and its product revenues continued to be impacted by the volatility of the Canadian dollar as the Canadian dollar sales price the Company received for its crude oil and natural gas sales is based on US dollar denominated benchmarks.
Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$74.92 per bbl for the six months ended June 30, 2023, a decrease of 26% from US$101.44 per bbl for the six months ended June 30, 2022. WTI averaged US$73.75 per bbl for the second quarter of 2023, a decrease of 32% from US$108.42 per bbl for the second quarter of 2022, and a decrease of 3% from US$76.11 per bbl for the first quarter of 2023.
Crude oil sales contracts for the Company’s International segments are typically based on Brent pricing, which is representative of international markets and overall global supply and demand. Brent averaged US$79.79 per bbl for the six months ended June 30, 2023, a decrease of 25% from US$105.96 per bbl for the six months ended June 30, 2022. Brent averaged US$78.37 per bbl for the second quarter of 2023, a decrease of 30% from US$112.67 per bbl for the second quarter of 2022, and a decrease of 4% from US$81.24 per bbl for the first quarter of 2023.
The decrease in WTI and Brent pricing for the three and six months ended June 30, 2023 from the comparable periods primarily reflected concerns of lower global demand as a result of persistent inflation and the resulting increase in interest rates.
The WCS Heavy Differential averaged US$19.87 per bbl for the six months ended June 30, 2023, compared with US$13.70 per bbl for the six months ended June 30, 2022. The WCS Heavy Differential averaged US$15.07 per bbl for the second quarter of 2023, compared with US$12.80 per bbl for the second quarter of 2022, and US$24.74 per bbl for the first quarter of 2023. The widening of the WCS Heavy Differential for the six months ended June 30, 2023 from the comparable period in 2022 primarily reflected weaker global sour crude oil pricing in part due to the availability of discounted Russian crude oil in the market, and US Strategic Petroleum Reserve sour crude oil releases that carried over into the first quarter of 2023. The narrowing of the WCS Heavy Differential for the second quarter of 2023 from the first quarter of 2023 primarily reflected incremental demand due to the restart of certain refineries in the US Midwest, and the spring production turnarounds reducing available supply.
The SCO price averaged US$77.42 per bbl for the six months ended June 30, 2023, a decrease of 25% from US$103.76 per bbl for the six months ended June 30, 2022. The SCO price averaged US$76.67 per bbl for the second quarter of 2023, a decrease of 33% from US$114.35 per bbl for the second quarter of 2022, and comparable with US$78.18 per bbl for the first quarter of 2023. The decrease in SCO pricing for the three and six months ended June 30, 2023 from the comparable periods primarily reflected the decrease in WTI benchmark pricing.

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2023

NYMEX natural gas prices averaged US$2.76 per MMBtu for the six months ended June 30, 2023, a decrease of 54% from US$6.05 per MMBtu for the six months ended June 30, 2022. NYMEX natural gas prices averaged US$2.10 per MMBtu for the second quarter of 2023, a decrease of 71% from US$7.17 per MMBtu for the second quarter of 2022, and a decrease of 39% from US$3.43 per MMBtu for the first quarter of 2023. The decrease in NYMEX natural gas prices for the three and six months ended June 30, 2023 from the comparable periods primarily reflected lower storage draws due to mild winter weather, combined with increased production in North America. Additionally, lower global LNG prices amid ample supply and a milder winter put downward pressure on NYMEX benchmark prices.
AECO natural gas prices averaged $3.17 per GJ for the six months ended June 30, 2023, a decrease of 38% from $5.15 per GJ for the six months ended June 30, 2022. AECO natural gas prices averaged $2.22 per GJ for the second quarter of 2023, a decrease of 63% from $5.95 per GJ for the second quarter of 2022, and a decrease of 46% from $4.12 per GJ for the first quarter of 2023. The decrease in AECO natural gas prices for the three and six months ended June 30, 2023 from the comparable periods primarily reflected NYMEX benchmark pricing, and increased production levels in the Western Canadian Sedimentary Basin.
DAILY PRODUCTION, before royalties

	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	465,143	477,349	477,478	471,212	480,860
North America – Oil Sands Mining and Upgrading (1)	355,246	458,228	356,953	406,453	393,188
International – Exploration and Production
North Sea	12,699	13,240	10,788	12,968	13,360
Offshore Africa	13,821	14,091	15,119	13,955	15,429
Total International (2)	26,520	27,331	25,907	26,923	28,789
Total Crude oil and NGLs	846,909	962,908	860,338	904,588	902,837
Natural gas (MMcf/d) (3)
North America	2,072	2,127	2,089	2,100	2,039
International
North Sea	2	3	2	2	2
Offshore Africa	11	9	14	10	15
Total International	13	12	16	12	17
Total Natural gas	2,085	2,139	2,105	2,112	2,056
Total Barrels of oil equivalent (BOE/d)	1,194,326	1,319,391	1,211,147	1,256,513	1,245,473
Product mix
Light and medium crude oil and NGLs	11%	10%	11%	11%	11%
Pelican Lake heavy crude oil	4%	4%	4%	4%	4%
Primary heavy crude oil	6%	6%	6%	6%	5%
Bitumen (thermal oil)	20%	18%	21%	19%	21%
Synthetic crude oil (1)	30%	35%	29%	32%	32%
Natural gas	29%	27%	29%	28%	27%
Percentage of gross revenue (1) (4) (5)
Crude oil and NGLs	93%	90%	87%	91%	89%
Natural gas	7%	10%	13%	9%	11%
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)“International” includes North Sea and Offshore Africa Exploration and Production segments in all instances used.
(3)Natural gas production volumes approximate sales volumes.
(4)Net of blending and feedstock costs and excluding risk management activities.
(5)Excluding Midstream and Refining revenue.

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2023

DAILY PRODUCTION, net of royalties

	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	388,670	396,482	366,389	392,555	376,449
North America – Oil Sands Mining and Upgrading	301,239	411,434	265,527	356,033	320,948
International – Exploration and Production
North Sea	12,654	13,240	10,770	12,945	13,325
Offshore Africa	12,343	12,740	13,815	12,540	14,409
Total International	24,997	25,980	24,585	25,485	27,734
Total Crude oil and NGLs	714,906	833,896	656,501	774,073	725,131
Natural gas (MMcf/d)
North America	2,014	1,988	1,855	2,001	1,842
International
North Sea	2	3	2	2	2
Offshore Africa	10	9	11	10	13
Total International	12	12	13	12	15
Total Natural gas	2,026	2,000	1,868	2,013	1,857
Total Barrels of oil equivalent (BOE/d)	1,052,602	1,167,300	967,847	1,109,635	1,034,663
The Company's business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO, and natural gas.
Crude oil and NGLs production before royalties for the six months ended June 30, 2023 averaged 904,588 bbl/d, which was comparable with 902,837 bbl/d for the six months ended June 30, 2022. Crude oil and NGLs production for the second quarter of 2023 averaged 846,909 bbl/d, comparable with 860,338 bbl/d for the second quarter of 2022, and a decrease of 12% from 962,908 bbl/d for the first quarter of 2023. The decrease in crude oil and NGLs production for the second quarter of 2023 from the first quarter of 2023 primarily reflected the completion of planned turnaround activities at Horizon and the non-operated Scotford Upgrader ("Scotford") in the second quarter of 2023.
Natural gas production before royalties for the six months ended June 30, 2023 of 2,112 MMcf/d increased 3% from 2,056 MMcf/d for the six months ended June 30, 2022. Natural gas production for the second quarter of 2023 of 2,085 MMcf/d was comparable with 2,105 MMcf/d for the second quarter of 2022, and decreased 3% from 2,139 MMcf/d for the first quarter of 2023. The increase in natural gas production for the six months ended June 30, 2023 from the comparable period in 2022 primarily reflected strong drilling results, partially offset by the impact of wildfires and a third-party pipeline outage, together with natural field declines. The decrease in natural gas production for the second quarter of 2023 from the first quarter of 2023 primarily reflected the impact of wildfires, a third-party pipeline outage impacting both quarters, and natural field declines, partially offset by strong drilling results.
Despite the wildfires in Western Canada, the third-party pipeline outage in the first half of the year, and the previously announced unplanned outages at Horizon in January 2023, the Company's 2023 production is still targeted to be within the corporate guidance range of 1,330,000 BOE/d to 1,374,000 BOE/d, but closer to the lower end.

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2023

North America – Exploration and Production
North America crude oil and NGLs production before royalties for the six months ended June 30, 2023 averaged 471,212 bbl/d, comparable with 480,860 bbl/d for the six months ended June 30, 2022. North America crude oil and NGLs production for the second quarter of 2023 of 465,143 bbl/d decreased 3% from 477,478 bbl/d for the second quarter of 2022, and decreased 3% from 477,349 bbl/d for the first quarter of 2023. The decrease in North America crude oil and NGLs production for the second quarter of 2023 from the comparable periods primarily reflected the impact of wildfires, a third-party pipeline outage, planned turnaround activities in thermal, and natural field declines, partially offset by strong drilling results.
The Company’s thermal in situ assets continued to demonstrate long life low decline production before royalties, averaging 238,941 bbl/d for the second quarter of 2023, a decrease of 4% from 249,938 bbl/d for the second quarter of 2022, and comparable with 242,884 bbl/d for the first quarter of 2023. Thermal oil in the second quarter of 2023 as compared to prior periods primarily reflected the impact of planned turnaround activities completed at Primrose during the quarter, and natural field declines, offset by new production from pad additions at Kirby.
Pelican Lake heavy crude oil production before royalties for the second quarter of 2023 averaged 47,151 bbl/d, a decrease of 8% from 51,112 bbl/d for the second quarter of 2022, and comparable with 48,244 bbl/d for the first quarter of 2023, demonstrating Pelican Lake's long life low decline production.
Natural gas production before royalties for the six months ended June 30, 2023 averaged 2,100 MMcf/d, an increase of 3% from 2,039 MMcf/d for the six months ended June 30, 2022. Natural gas production for the second quarter of 2023 averaged 2,072 MMcf/d, comparable with 2,089 MMcf/d for the second quarter of 2022, and a decrease of 3% from 2,127 MMcf/d for the first quarter of 2023. The increase in natural gas production for the six months ended June 30, 2023 from the comparable period in 2022 primarily reflected strong drilling results, partially offset by the impact of wildfires and a third-party pipeline outage, together with natural field declines. The decrease in natural gas production for the second quarter of 2023 from the first quarter of 2023 primarily reflected the impact of wildfires, a third-party pipeline outage impacting both quarters, and natural field declines, partially offset by strong drilling results.
North America – Oil Sands Mining and Upgrading
SCO production before royalties for the six months ended June 30, 2023 of 406,453 bbl/d increased 3% from 393,188 bbl/d for the six months ended June 30, 2022. SCO production for the second quarter of 2023 of 355,246 bbl/d was comparable with 356,953 bbl/d for the second quarter of 2022, and decreased 22% from 458,228 bbl/d for the first quarter of 2023. The decrease in SCO production for the second quarter of 2023 from the first quarter of 2023 primarily reflected the completion of planned turnaround activities at Horizon and Scotford during the second quarter.
International – Exploration and Production
International crude oil and NGLs production before royalties for the six months ended June 30, 2023 averaged 26,923 bbl/d, a decrease of 6% from 28,789 bbl/d for the six months ended June 30, 2022. International crude oil and NGLs production for the second quarter of 2023 averaged 26,520 bbl/d, comparable with 25,907 bbl/d for the second quarter of 2022, and a decrease of 3% from 27,331 bbl/d for the first quarter of 2023. The decrease in crude oil and NGLs production for the six months ended June 30, 2023 from the comparable period in 2022 and the decrease for the second quarter of 2023 from the first quarter of 2023 primarily reflected natural field declines.
International Crude Oil Inventory Volumes
The Company recognizes revenue on its crude oil production when control of the product passes to the customer and delivery has taken place. Revenue has not been recognized in the International segments on crude oil volumes held in various storage facilities or FPSOs, as follows:

(bbl)	Jun 30 2023	Mar 31 2023	Jun 30 2022
International	816,475	1,912,388	460,436
During the first quarter of 2023, there were no crude oil liftings from the Company's platforms in the North Sea.

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2023

OPERATING HIGHLIGHTS – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil and NGLs ($/bbl) (1)
Realized price (2)	$72.06	$58.85	$115.26	$65.58	$104.27
Transportation (2)	4.57	4.52	4.13	4.54	4.16
Realized price, net of transportation (2)	67.49	54.33	111.13	61.04	100.11
Royalties (3)	11.09	10.09	25.01	10.60	21.36
Production expense (4)	18.38	16.93	19.58	17.67	17.67
Netback (2)	$38.02	$27.31	$66.54	$32.77	$61.08
Natural gas ($/Mcf) (1)
Realized price (5)	$2.53	$4.27	$7.93	$3.41	$6.63
Transportation (6)	0.58	0.55	0.52	0.57	0.50
Realized price, net of transportation	1.95	3.72	7.41	2.84	6.13
Royalties (3)	0.07	0.28	0.89	0.17	0.66
Production expense (4)	1.37	1.47	1.17	1.42	1.24
Netback	$0.51	$1.97	$5.35	$1.25	$4.23
Barrels of oil equivalent ($/BOE) (1)
Realized price (2)	$48.94	$44.98	$88.07	$46.98	$78.91
Transportation (2)	4.11	4.03	3.70	4.08	3.72
Realized price, net of transportation (2)	44.83	40.95	84.37	42.90	75.19
Royalties (3)	6.75	6.56	17.03	6.65	14.47
Production expense (4)	14.24	13.51	14.44	13.88	13.57
Netback (2)	$23.84	$20.88	$52.90	$22.37	$47.15
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as royalties divided by respective sales volumes.
(4)Calculated as production expense divided by respective sales volumes.
(5)Calculated as natural gas sales divided by natural gas sales volumes.
(6)Calculated as natural gas transportation expense divided by natural gas sales volumes.

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2023

REALIZED PRODUCT PRICES – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil and NGLs ($/bbl) (1)
North America (2)	$69.44	$57.99	$113.37	$63.66	$102.25
International average (3)	$103.64	$98.60	$144.82	$102.58	$136.71
North Sea (3)	$106.39	$—	$146.06	$106.39	$137.67
Offshore Africa (3)	$100.68	$98.60	$143.33	$99.94	$135.90
Crude oil and NGLs average (2)	$72.06	$58.85	$115.26	$65.58	$104.27

Natural gas ($/Mcf) (1) (3)
North America	$2.47	$4.22	$7.90	$3.35	$6.59
International average	$13.16	$13.76	$11.86	$13.45	$11.57
North Sea	$9.48	$11.81	$8.54	$10.88	$15.80
Offshore Africa	$13.71	$14.28	$12.31	$13.97	$10.88
Natural gas average	$2.53	$4.27	$7.93	$3.41	$6.63

Average ($/BOE) (1) (2)	$48.94	$44.98	$88.07	$46.98	$78.91
(1)For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
(2)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Calculated as crude oil and NGLs sales and natural gas sales divided by respective sales volumes.
North America
North America realized crude oil and NGLs prices decreased 38% to average $63.66 per bbl for the six months ended June 30, 2023 from $102.25 per bbl for the six months ended June 30, 2022. North America realized crude oil and NGLs prices decreased 39% to average $69.44 per bbl for the second quarter of 2023 from $113.37 per bbl for the second quarter of 2022, and increased 20% from $57.99 per bbl for the first quarter of 2023. The decrease for the three and six months ended June 30, 2023 from the comparable periods in 2022 was primarily due to lower WTI benchmark pricing and the widening of the WCS Heavy Differential. The increase for the second quarter of 2023 from the first quarter of 2023 primarily reflected the narrowing of the WCS Heavy Differential, partially offset by lower WTI benchmark pricing. The Company continues to focus on its crude oil blending marketing strategy and in the second quarter of 2023 contributed approximately 213,000 bbl/d of heavy crude oil blends to the WCS stream.
North America realized natural gas prices decreased 49% to average $3.35 per Mcf for the six months ended June 30, 2023 from $6.59 per Mcf for the six months ended June 30, 2022. North America realized natural gas prices decreased 69% to average $2.47 per Mcf for the second quarter of 2023 from $7.90 per Mcf for the second quarter of 2022, and decreased 41% from $4.22 per Mcf for the first quarter of 2023. The decrease for the three and six months ended June 30, 2023 from the comparable periods primarily reflected decreased AECO benchmark and export pricing.
Comparisons of the prices received in North America Exploration and Production by product type were as follows:

	Three Months Ended
(Quarterly average)	Jun 30 2023	Mar 31 2023	Jun 30 2022
Wellhead Price (1)
Light and medium crude oil and NGLs ($/bbl)	$68.11	$73.26	$105.36
Pelican Lake heavy crude oil ($/bbl)	$76.66	$67.57	$121.88
Primary heavy crude oil ($/bbl)	$76.20	$60.31	$122.14
Bitumen (thermal oil) ($/bbl)	$66.51	$48.60	$112.92
Natural gas ($/Mcf)	$2.47	$4.22	$7.90
(1)Amounts expressed on a per unit basis are based on sales volumes of the respective product type.

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2023

International
International realized crude oil and NGLs prices decreased 25% to average $102.58 per bbl for the six months ended June 30, 2023 from $136.71 per bbl for the six months ended June 30, 2022. International realized crude oil and NGLs prices decreased 28% to average $103.64 per bbl for the second quarter of 2023 from $144.82 per bbl for the second quarter of 2022, and increased 5% from $98.60 per bbl for the first quarter of 2023. Realized crude oil and NGLs prices per barrel in any particular period are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The decrease in realized crude oil and NGLs prices for the three and six months ended June 30, 2023 from the comparable periods in 2022 reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar. The increase in realized crude oil and NGLs prices for the second quarter of 2023 compared to the first quarter of 2023 primarily reflected the timing of liftings.
ROYALTIES – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil and NGLs ($/bbl) (1)
North America	$11.56	$10.10	$26.24	$10.83	$22.39
International average	$5.38	$9.46	$5.78	$6.24	$4.87
North Sea	$0.36	$—	$0.24	$0.36	$0.30
Offshore Africa	$10.77	$9.46	$12.36	$10.30	$8.78
Crude oil and NGLs average	$11.09	$10.09	$25.01	$10.60	$21.36

Natural gas ($/Mcf) (1)
North America	$0.07	$0.27	$0.89	$0.17	$0.66
Offshore Africa	$0.65	$0.69	$2.20	$0.67	$1.57
Natural gas average	$0.07	$0.28	$0.89	$0.17	$0.66

Average ($/BOE) (1)	$6.75	$6.56	$17.03	$6.65	$14.47
(1)Calculated as royalties divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
North America crude oil and NGLs and natural gas royalties for the three and six months ended June 30, 2023 and the comparable periods reflected movements in benchmark commodity prices, fluctuations in the WCS Heavy Differential and the impact of sliding scale royalty rates.
Crude oil and NGLs royalty rates (1) averaged approximately 17% of product sales for the six months ended June 30, 2023 compared with 22% of product sales for the six months ended June 30, 2022. Crude oil and NGLs royalty rates averaged approximately 17% of product sales for the second quarter of 2023 compared with 23% for the second quarter of 2022 and 17% for the first quarter of 2023. The decrease in royalty rates for the three and six months ended June 30, 2023 from the comparable periods in 2022 was primarily due to lower benchmark prices, together with the widening of the WCS Heavy Differential.
Natural gas royalty rates averaged approximately 5% of product sales for the six months ended June 30, 2023 compared with 10% of product sales for the six months ended June 30, 2022. Natural gas royalty rates averaged approximately 3% of product sales for the second quarter of 2023 compared with 11% for the second quarter of 2022 and 6% for the first quarter of 2023. The decrease in royalty rates for the three and six months ended June 30, 2023 from the comparable periods was primarily due to lower benchmark prices.

(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2023

Offshore Africa
Under the terms of the various Production Sharing Contracts royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 10% for the six months ended June 30, 2023, compared with 7% of product sales for the six months ended June 30, 2022. Royalty rates as a percentage of product sales averaged approximately 10% for the second quarter of 2023 compared with 9% of product sales for the second quarter of 2022, and 9% for the first quarter of 2023. Royalty rates as a percentage of product sales reflected the timing of liftings and the status of payout in the various fields.
PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil and NGLs ($/bbl) (1)
North America	$15.64	$16.82	$17.45	$16.23	$16.10
International average	$51.50	$21.90	$53.02	$45.27	$42.96
North Sea	$81.32	$—	$84.38	$81.32	$76.28
Offshore Africa	$19.44	$21.90	$15.73	$20.32	$14.40
Crude oil and NGLs average	$18.38	$16.93	$19.58	$17.67	$17.67

Natural gas ($/Mcf) (1)
North America	$1.35	$1.43	$1.15	$1.39	$1.21
International average	$4.83	$8.08	$4.12	$6.39	$4.38
North Sea	$9.17	$10.80	$6.60	$10.15	$7.56
Offshore Africa	$4.17	$7.35	$3.78	$5.63	$3.86
Natural gas average	$1.37	$1.47	$1.17	$1.42	$1.24

Average ($/BOE) (1)	$14.24	$13.51	$14.44	$13.88	$13.57
(1)Calculated as production expense divided by respective sales volumes. For crude oil and NGLs and BOE sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A. For natural gas sales volumes, refer to the "Daily Production, before royalties" section of this MD&A.
North America
North America crude oil and NGLs production expense for the six months ended June 30, 2023 averaged $16.23 per bbl, comparable with $16.10 per bbl for the six months ended June 30, 2022. North America crude oil and NGLs production expense for the second quarter of 2023 of $15.64 per bbl decreased 10% from $17.45 per bbl for the second quarter of 2022, and decreased 7% from $16.82 per bbl for the first quarter of 2023. The decrease in crude oil and NGLs production expense per bbl for the second quarter of 2023 from the second quarter of 2022 primarily reflected lower natural gas fuel costs, partially offset by the impact of higher service and power costs, and the impact of wildfires and a third-party pipeline outage on production volumes. The decrease in crude oil and NGLs production expense per bbl for the second quarter of 2023 from the first quarter of 2023 primarily reflected lower natural gas fuel costs, partially offset by the impact of wildfires and a third-party pipeline outage.
North America natural gas production expense averaged $1.39 per Mcf for the six months ended June 30, 2023, an increase of 15% from $1.21 per Mcf for the six months ended June 30, 2022. North America natural gas production expense for the second quarter of 2023 averaged $1.35 per Mcf, an increase of 17% from $1.15 per Mcf for the second quarter of 2022, and a decrease of 6% from $1.43 per Mcf for the first quarter of 2023. The increase in natural gas production expense per Mcf for the three and six months ended June 30, 2023 from the comparable periods in 2022 primarily reflected higher service and power costs, and the impact of wildfires and a third-party pipeline outage on production volumes. The decrease in natural gas production expense per Mcf for the second quarter of 2023 from the first quarter of 2023 primarily reflected the impact of seasonal weather conditions, partially offset by the impact of wildfires and a third-party pipeline outage.

Canadian Natural Resources Limited	14	Three and six months ended June 30, 2023

International
International crude oil and NGLs production expense for the six months ended June 30, 2023 averaged $45.27 per bbl, an increase of 5% from $42.96 per bbl for the six months ended June 30, 2022. International crude oil and NGLs production expense for the second quarter of 2023 of $51.50 per bbl decreased 3% from $53.02 per bbl for the second quarter of 2022, and increased 135% from $21.90 per bbl for the first quarter of 2023. The fluctuations in crude oil and NGLs production expense per bbl for the three and six months ended June 30, 2023 from the comparable periods in 2022 primarily reflected the timing of liftings from various fields that have different cost structures, lower energy costs in 2023, and fluctuations in foreign exchange. The increase in international crude oil and NGLs production expense per bbl for the second quarter of 2023 from the first quarter of 2023 primarily reflected the impact of no crude oil liftings from the Company's platforms in the North Sea in the first quarter.
DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
North America	$871	$890	$855	$1,761	$1,733
North Sea	15	1	50	16	79
Offshore Africa	65	35	42	100	93
Depletion, depreciation and amortization	$951	$926	$947	$1,877	$1,905
$/BOE (1)	$12.26	$12.14	$12.14	$12.20	$12.27
(1)Calculated as depletion, depreciation and amortization divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Depletion, depreciation and amortization expense for the six months ended June 30, 2023 of $12.20 per BOE was comparable with $12.27 per BOE for the six months ended June 30, 2022. Depletion, depreciation and amortization expense for the second quarter of 2023 of $12.26 per BOE was comparable with $12.14 per BOE for the second quarter of 2022 and $12.14 per BOE for the first quarter of 2023.
ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
North America	$58	$59	$35	$117	$70
North Sea	12	11	6	23	13
Offshore Africa	2	2	1	4	3
Asset retirement obligation accretion	$72	$72	$42	$144	$86
$/BOE (1)	$0.93	$0.94	$0.55	$0.93	$0.55
(1)Calculated as asset retirement obligation accretion divided by sales volumes. For sales volumes, refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time. Asset retirement obligation accretion expense on an absolute and per BOE basis also reflects the impact of the timing of liftings from each field in the North Sea and Offshore Africa.
Asset retirement obligation accretion expense for the six months ended June 30, 2023 of $0.93 per BOE increased 69% from $0.55 per BOE for the six months ended June 30, 2022. Asset retirement obligation accretion expense for the second quarter of 2023 of $0.93 per BOE increased 69% from $0.55 per BOE for the second quarter of 2022 and was comparable with $0.94 per BOE for the first quarter of 2023. The increase in asset retirement obligation accretion expense per BOE for the three and six months ended June 30, 2023 from the comparable periods in 2022 primarily reflected the impact of cost estimate and discount rate revisions made to the asset retirement obligation during 2022.

Canadian Natural Resources Limited	15	Three and six months ended June 30, 2023

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING
The Company continues to focus on safe, reliable, and efficient operations leveraging its technical expertise across the Horizon and AOSP sites. SCO production averaged 355,246 bbl/d in the second quarter of 2023, primarily reflecting the completion of planned turnaround activities at Horizon and Scotford during the quarter.
The Company incurred production expense of $997 million for the second quarter of 2023, a decrease of 7% from $1,077 million for the second quarter of 2022, and a decrease of 4% from $1,042 million for the first quarter of 2023. The decrease from the comparable periods primarily reflected lower natural gas costs, partially offset by higher service costs.
REALIZED PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($/bbl)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Realized SCO sales price (1)	$95.08	$96.07	$137.60	$95.64	$123.42
Bitumen value for royalty purposes (2)	$66.51	$47.73	$110.96	$56.10	$97.58
Bitumen royalties (3)	$13.58	$10.04	$31.63	$11.58	$21.58
Transportation (1)	$2.03	$1.52	$2.05	$1.74	$1.77
(1)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(2)Calculated as the quarterly average of the bitumen methodology price.
(3)Calculated as royalties divided by sales volumes.
The realized SCO sales price averaged $95.64 per bbl for the six months ended June 30, 2023, a decrease of 23% from $123.42 per bbl for the six months ended June 30, 2022. The realized SCO sales price averaged $95.08 per bbl for the second quarter of 2023, a decrease of 31% from $137.60 per bbl for the second quarter of 2022, and comparable with $96.07 per bbl for the first quarter of 2023. The decrease in the realized SCO sales price for the three and six months ended June 30, 2023 from the comparable periods in 2022 primarily reflected the decrease in WTI benchmark pricing.
The decrease in bitumen royalties per bbl for the three and six months ended June 30, 2023 from the comparable periods in 2022 primarily reflected the impact of lower prevailing bitumen pricing combined with sliding scale royalty rates. The increase for the second quarter of 2023 from the first quarter of 2023 primarily reflected the impact of higher prevailing bitumen pricing.
Transportation expense averaged $1.74 per bbl for the six months ended June 30, 2023, comparable with $1.77 per bbl for the six months ended June 30, 2022. Transportation expense averaged $2.03 per bbl for the second quarter of 2023, comparable with $2.05 per bbl for the second quarter of 2022, and an increase of 34% from $1.52 per bbl for the first quarter of 2023. The increase in transportation expense per bbl for the second quarter of 2023 from the first quarter of 2023 primarily reflected the impact of lower sales volumes and higher sales to the US Gulf Coast in the second quarter.
PRODUCTION EXPENSE – OIL SANDS MINING AND UPGRADING
The following tables are reconciled to the Oil Sands Mining and Upgrading production expense disclosed in note 17 to the financial statements.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Production expense, excluding natural gas costs	$957	$971	$979	$1,928	$1,875
Natural gas costs	40	71	98	111	179
Production expense	$997	$1,042	$1,077	$2,039	$2,054

Canadian Natural Resources Limited	16	Three and six months ended June 30, 2023

	Three Months Ended			Six Months Ended
($/bbl)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Production expense, excluding natural gas costs (1)	$30.03	$23.35	$30.69	$26.25	$26.19
Natural gas costs (2)	1.25	1.71	3.07	1.51	2.49
Production expense (3)	$31.28	$25.06	$33.76	$27.76	$28.68
Sales volumes (bbl/d)	350,041	462,021	350,500	405,721	395,661
(1)Calculated as production expense, excluding natural gas costs divided by sales volumes.
(2)Calculated as natural gas costs divided by sales volumes.
(3)Calculated as production expense divided by sales volumes.
Production expense for the six months ended June 30, 2023 of $27.76 per bbl decreased 3% from $28.68 per bbl for the six months ended June 30, 2022. Production expense for the second quarter of 2023 averaged $31.28 per bbl, a decrease of 7% from $33.76 per bbl for the second quarter of 2022, and an increase of 25% from $25.06 per bbl for the first quarter of 2023. The decrease in production expense per bbl for the three and six months ended June 30, 2023 from the comparable periods in 2022 primarily reflected lower natural gas fuel costs, partially offset by higher service costs. The increase in production expense per bbl for the second quarter of 2023 from the first quarter of 2023 primarily reflected lower sales volumes in the second quarter.
DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions, except per bbl amounts)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Depletion, depreciation and amortization	$442	$488	$412	$930	$857
$/bbl (1)	$13.88	$11.74	$12.92	$12.67	$11.97
(1)Calculated as depletion, depreciation and amortization divided by sales volumes.
Depletion, depreciation and amortization expense for the six months ended June 30, 2023 of $12.67 per bbl increased 6% from $11.97 per bbl for the six months ended June 30, 2022. Depletion, depreciation and amortization expense for the second quarter of 2023 of $13.88 per bbl increased 7% from $12.92 per bbl for the second quarter of 2022, and increased 18% from $11.74 per bbl for the first quarter of 2023. The increase in depletion, depreciation and amortization expense on a per barrel basis for the three and six months ended June 30, 2023 from the comparable periods in 2022 primarily reflected the impact of derecognitions in the second quarter of 2023, as well as higher depreciation on lease assets. The increase in depletion, depreciation and amortization expense on a per barrel basis for the second quarter of 2023 from the first quarter of 2023 primarily reflected the impact of lower sales volumes and derecognitions in the second quarter.
ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions, except per bbl amounts)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Asset retirement obligation accretion	$19	$20	$16	$39	$31
$/bbl (1)	$0.62	$0.47	$0.48	$0.53	$0.43
(1)Calculated as asset retirement obligation accretion divided by sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.

Canadian Natural Resources Limited	17	Three and six months ended June 30, 2023

Asset retirement obligation accretion expense for the six months ended June 30, 2023 of $0.53 per bbl increased 23% from $0.43 per bbl for the six months ended June 30, 2022. Asset retirement obligation accretion expense for the second quarter of 2023 of $0.62 per bbl increased 29% from $0.48 per bbl for the second quarter of 2022, and increased 32% from $0.47 per bbl for the first quarter of 2023. The increase in asset retirement obligation accretion expense on a per barrel basis for the three and six months ended June 30, 2023 from the comparable periods in 2022 primarily reflected the impact of cost estimate and discount rate revisions made to the asset retirement obligation during 2022. The increase in asset retirement obligation accretion expense on a per barrel basis for the second quarter of 2023 from the first quarter of 2023 primarily reflected the impact of lower sales volumes in the second quarter.
MIDSTREAM AND REFINING

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Product sales
Midstream activities	$15	$21	$18	$36	$38
NWRP, refined product sales and other	203	250	318	453	567
Segmented revenue	218	271	336	489	605

Less:
NWRP, refining toll	85	70	63	155	124
Midstream activities	6	8	7	14	12
Production expense	91	78	70	169	136
NWRP, transportation and feedstock costs	162	153	244	315	423
Depreciation	4	4	4	8	8
Segmented (loss) earnings	$(39)	$36	$18	$(3)	$38
The Company's Midstream and Refining assets consist of two crude oil pipeline systems, a 50% working interest in an 84-megawatt cogeneration plant at Primrose and the Company's 50% equity investment in North West Redwater Partnership ("NWRP").
NWRP operates a 50,000 bbl/d bitumen upgrader and refinery that processes approximately 12,500 bbl/d (25% toll payer) of bitumen feedstock for the Company and 37,500 bbl/d (75% toll payer) of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058. Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment. For the second quarter of 2023, production of ultra-low sulphur diesel and other refined products averaged 79,112 BOE/d (19,778 BOE/d to the Company), (three months ended June 30, 2022 – 75,418 BOE/d; 18,855 BOE/d to the Company), reflecting the 25% toll payer commitment.
As at June 30, 2023, the Company's cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $568 million (December 31, 2022 – $551 million). For the three months ended June 30, 2023, the Company's unrecognized share of the equity loss was $1 million (six months ended June 30, 2023 – unrecognized equity loss of $17 million; three months ended June 30, 2022 – unrecognized equity loss of $15 million; six months ended June 30, 2022 – unrecognized equity loss of $25 million).

Canadian Natural Resources Limited	18	Three and six months ended June 30, 2023

ADMINISTRATION EXPENSE

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Administration expense	$119	$106	$97	$225	$213
$/BOE (1)	$1.09	$0.90	$0.89	$0.99	$0.94
Sales volumes (BOE/d) (2)	1,202,336	1,309,942	1,207,485	1,255,841	1,253,636
(1)Calculated as administration expense divided by sales volumes.
(2)Total Company sales volumes.
Administration expense for the six months ended June 30, 2023 of $0.99 per BOE increased 5% from $0.94 per BOE for the six months ended June 30, 2022. Administration expense for the second quarter of 2023 of $1.09 per BOE increased 22% from $0.89 per BOE for the second quarter of 2022, and increased 21% from $0.90 per BOE for the first quarter of 2023. The increase in administration expense per BOE for the three and six months ended June 30, 2023 from the comparable periods was primarily due to higher personnel and corporate costs, partially offset by higher overhead recoveries. The increase in administration expense per BOE for the second quarter of 2023 from the first quarter of 2023 also reflected the impact of lower sales volumes in the second quarter.
SHARE-BASED COMPENSATION

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Expense (recovery)	$70	$66	$(45)	$136	$489
The Company's Stock Option Plan provides employees with the right to receive common shares or a cash payment in exchange for stock options surrendered. The Performance Share Unit ("PSU") plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognized $136 million of share-based compensation expense for the six months ended June 30, 2023, primarily as a result of the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period, and changes in the Company's share price.

Canadian Natural Resources Limited	19	Three and six months ended June 30, 2023

INTEREST AND OTHER FINANCING EXPENSE

	Three Months Ended			Six Months Ended
($ millions, except effective interest rate)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Interest and other financing expense	$178	$154	$160	$332	$323
Less: Interest income and other (1)	3	(9)	(6)	(6)	(10)
Interest expense on long-term debt and lease liabilities (1)	$175	$163	$166	$338	$333

Average current and long-term debt (2)	$12,910	$12,343	$14,107	$12,627	$14,529
Average lease liabilities (2)	1,510	1,516	1,540	1,512	1,545
Average long-term debt and lease liabilities (2)	$14,420	$13,859	$15,647	$14,139	$16,074
Average effective interest rate (3) (4)	4.8%	4.6%	4.1%	4.7%	4.0%

Interest and other financing expense per $/BOE (5)	$1.63	$1.30	$1.46	$1.46	$1.43
Sales volumes (BOE/d) (6)	1,202,336	1,309,942	1,207,485	1,255,841	1,253,636
(1)Item is a component of interest and other financing expense.
(2)The average of current and long-term debt and lease liabilities outstanding during the respective period.
(3)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(4)Calculated as the average interest expense on long-term debt and lease liabilities divided by the average long-term debt and lease liabilities balance. The Company presents its average effective interest rate for financial statement users to evaluate the Company’s average cost of debt borrowings.
(5)Calculated as interest and other financing expense divided by sales volumes.
(6)Total Company sales volumes.
Interest and other financing expense per BOE for the six months ended June 30, 2023 of $1.46 per BOE was comparable with $1.43 per BOE for the six months ended June 30, 2022. Interest and other financing expense per BOE for the second quarter of 2023 increased 12% to $1.63 per BOE from $1.46 per BOE for the second quarter of 2022, and increased 25% from $1.30 per BOE for the first quarter of 2023. The increase in interest and other financing expense per BOE for the second quarter of 2023 from the comparable periods primarily reflected the impact of higher interest rates on floating rate long-term debt and the impact of lower sales volumes in the second quarter of 2023.
The Company's average effective interest rate for the three and six months ended June 30, 2023 increased from the comparable periods primarily due to higher prevailing interest rates on floating rate long-term debt held during 2023.

Canadian Natural Resources Limited	20	Three and six months ended June 30, 2023

RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Foreign currency contracts	$(30)	$(2)	$(19)	$(32)	$3
Natural gas financial instruments (1)	3	3	17	6	22
Crude oil and NGLs financial instruments (1)	—	—	9	—	14
Net realized (gain) loss	(27)	1	7	(26)	39

Foreign currency contracts	2	3	(1)	5	(14)
Natural gas financial instruments (1)	(6)	17	(16)	11	16
Crude oil and NGLs financial instruments (1)	—	—	(4)	—	3
Net unrealized (gain) loss	(4)	20	(21)	16	5
Net (gain) loss	$(31)	$21	$(14)	$(10)	$44
(1)Commodity financial instruments were assumed in the acquisition of Storm Resources Ltd. and Painted Pony Energy Ltd. in the fourth quarter of 2021 and 2020, respectively.
During the six months ended June 30, 2023, net realized risk management gains were related to the settlement of foreign currency contracts, partially offset by realized losses on natural gas financial instruments. The Company recorded a net unrealized loss of $16 million ($14 million after-tax of $2 million) on its risk management activities for the six months ended June 30, 2023, including a net unrealized gain of $4 million ($2 million after-tax of $2 million) for the second quarter of 2023 (three months ended March 31, 2023 – unrealized loss of $20 million, $16 million after-tax of $4 million; three months ended June 30, 2022 – unrealized gain of $21 million, $16 million after-tax of $5 million; six months ended June 30, 2022 – unrealized loss of $5 million, $1 million after-tax of $4 million).
Further details related to outstanding derivative financial instruments as at June 30, 2023 are disclosed in note 15 to the financial statements.
FOREIGN EXCHANGE

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Net realized loss (gain)	$29	$(11)	$(93)	$18	$(83)
Net unrealized (gain) loss	(231)	(3)	426	(234)	270
Net (gain) loss (1)	$(202)	$(14)	$333	$(216)	$187
(1)Amounts are reported net of the hedging effect of cross currency swaps.
The net realized foreign exchange loss for the six months ended June 30, 2023 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling. The net unrealized foreign exchange gain for the six months ended June 30, 2023 was primarily related to the translation of outstanding US dollar debt. The US/Canadian dollar exchange rate as at June 30, 2023 was US$0.7554 (March 31, 2023 – US$0.7392, June 30, 2022 – US$0.7769).

Canadian Natural Resources Limited	21	Three and six months ended June 30, 2023

INCOME TAXES

	Three Months Ended			Six Months Ended
($ millions, except effective tax rates)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
North America (1)	$299	$480	$855	$779	$1,689
North Sea	(4)	6	15	2	22
Offshore Africa	20	10	18	30	30
Current PRT – North Sea	(5)	(40)	6	(45)	(1)
Other taxes	3	3	5	6	10
Current income tax	313	459	899	772	1,750
Deferred corporate income tax	(15)	23	131	8	256
Deferred PRT – North Sea	11	7	—	18	—
Deferred income tax	(4)	30	131	26	256
Income tax	$309	$489	$1,030	$798	$2,006
Earnings before taxes	$1,772	$2,288	$4,532	$4,060	$8,609
Effective tax rate on net earnings (2)	17%	21%	23%	20%	23%

	Three Months Ended			Six Months Ended
($ millions, except effective tax rates)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Income tax	$309	$489	$1,030	$798	$2,006
Tax effect on non-operating items (3)	2	8	(9)	10	(1)
Current PRT – North Sea	5	40	(6)	45	1
Deferred PRT – North Sea	(11)	(7)	—	(18)	—
Other taxes	(3)	(3)	(5)	(6)	(10)
Effective tax on adjusted net earnings	$302	$527	$1,010	$829	$1,996
Adjusted net earnings from operations (4)	$1,256	$1,881	$3,800	$3,137	$7,176
Adjusted net earnings from operations, before taxes	$1,558	$2,408	$4,810	$3,966	$9,172
Effective tax rate on adjusted net earnings from operations (5) (6)	19%	22%	21%	21%	22%
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Calculated as total of current and deferred income tax divided by earnings before taxes.
(3)Includes the net tax effect of PSUs, unrealized risk management, and abandonment expenditure recovery in adjusted net earnings from operations.
(4)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(5)This is a non-GAAP ratio and may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance.
(6)Calculated as effective tax on adjusted net earnings divided by adjusted net earnings from operations, before taxes. The Company presents its effective tax rate on adjusted net earnings from operations for financial statement users to evaluate the Company’s effective tax rate on its core business activities.
The effective tax rate on net earnings and adjusted net earnings from operations for the three and six months ended June 30, 2023 and the comparable periods included the impact of non-taxable items in North America and the North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings.
The current corporate income tax and current and deferred PRT in the North Sea for the three and six months ended June 30, 2023 and the comparable periods included the impact of carrybacks of abandonment expenditures related to the decommissioning activities at the Company's platforms in the North Sea.

Canadian Natural Resources Limited	22	Three and six months ended June 30, 2023

The Company files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. The tax returns as prepared may include filing positions that could be subject to differing interpretations of applicable tax laws and regulations, which may take several years to resolve. The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company's reported results of operations, financial position or liquidity.
NET CAPITAL EXPENDITURES (1) (2)

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Exploration and Evaluation
Net expenditures	$9	$28	$1	$37	$23
Net property (dispositions) acquisitions	(2)	—	1	(2)	(2)
Total Exploration and Evaluation	7	28	2	35	21
Property, Plant and Equipment
Net property acquisitions	17	—	30	17	512
Well drilling, completion and equipping	443	510	384	953	728
Production and related facilities	354	361	293	715	504
Other	19	11	16	30	29
Total Property, Plant and Equipment	833	882	723	1,715	1,773
Total Exploration and Production	840	910	725	1,750	1,794
Oil Sands Mining and Upgrading
Project costs	106	52	74	158	119
Sustaining capital	480	261	375	741	581
Turnaround costs	132	22	193	154	253
Other	1	1	2	2	3
Total Oil Sands Mining and Upgrading	719	336	644	1,055	956
Midstream and Refining	2	3	3	5	5
Head office	8	8	8	16	13
Abandonment expenditures, net (2)	100	137	70	237	137
Net capital expenditures	$1,669	$1,394	$1,450	$3,063	$2,905
By Segment
North America	$778	$884	$675	$1,662	$1,720
North Sea	5	3	27	8	38
Offshore Africa	57	23	23	80	36
Oil Sands Mining and Upgrading	719	336	644	1,055	956
Midstream and Refining	2	3	3	5	5
Head office	8	8	8	16	13
Abandonment expenditures, net (2)	100	137	70	237	137
Net capital expenditures	$1,669	$1,394	$1,450	$3,063	$2,905
(1)Net capital expenditures exclude the impact of lease assets and fair value and revaluation adjustments, and include non-cash transfers of property, plant and equipment to inventory due to change in use.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
The Company's strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core areas. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By owning associated infrastructure the Company is able to maximize utilization of its production facilities, thereby increasing control over production expenses.

Canadian Natural Resources Limited	23	Three and six months ended June 30, 2023

Net capital expenditures for the six months ended June 30, 2023 were $3,063 million compared with $2,905 million for the six months ended June 30, 2022. Net capital expenditures for the six months ended June 30, 2023 included base capital expenditures (1) of $2,502 million and strategic growth capital expenditures (1) of $546 million, in accordance with the Company's capital budget.
2023 Capital Budget
On November 30, 2022, the Company announced its 2023 base capital budget (2) targeted at approximately $4,190 million. The budget also includes incremental strategic growth capital of approximately $1,020 million that targets to add additional production and capacity growth beyond 2023 in the Company's Exploration and Production segments, and long life low decline thermal in situ and Oil Sands Mining and Upgrading assets.
The 2023 capital budget in Oil Sands Mining and Upgrading and North America E&P has increased by a combined $200 million compared to the original budget. Oil Sands Mining and Upgrading has increased by approximately $130 million primarily reflecting increased third-party service costs and scope changes relating to sustaining activities to ensure safe and effective operations. The remaining approximately $70 million relates to North America E&P and thermal operations largely as a result of increased non-operated and workover activity as well as inflationary pressures. The Company's 2023 targeted total capital program has increased by 4% to approximately $5,400 million.
The 2023 capital budget constitutes forward-looking statements. Refer to the "Advisory" section of this MD&A for further details on forward-looking statements.
Drilling Activity (1) (2)

	Three Months Ended			Six Months Ended
(number of net wells)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Net successful crude oil wells (3)	52	83	83	135	139
Net successful natural gas wells	21	21	20	42	43
Dry wells	—	2	1	2	1
Total	73	106	104	179	183
Success rate	100%	98%	99%	99%	99%
(1)Includes drilling activity for North America and International segments.
(2)In addition, during the second quarter of 2023, on a net basis, the Company drilled 15 service wells in the Company's thermal oil projects. During the six months ended June 30, 2023, on a net basis, the Company drilled 334 stratigraphic and 7 service wells in the Oil Sands Mining and Upgrading segment, 24 stratigraphic and 42 service wells in the Company's thermal oil projects, and 2 service wells in the Northern Plains region.
(3)Includes bitumen wells.
North America
During the second quarter of 2023, the Company drilled 21 net natural gas wells, 24 net primary heavy crude oil wells, 23 net bitumen (thermal oil) wells and 5 net light crude oil wells.

(1)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on net capital expenditures.
(2)Forward looking non-GAAP Financial Measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A for more details on net capital expenditures.

Canadian Natural Resources Limited	24	Three and six months ended June 30, 2023

LIQUIDITY AND CAPITAL RESOURCES

($ millions, except ratios)	Jun 30 2023	Mar 31 2023	Dec 31 2022	Jun 30 2022
Adjusted working capital (1)	$(293)	$(307)	$(1,190)	$(99)
Long-term debt, net (2)	$12,033	$11,932	$10,525	$12,369
Shareholders’ equity	$38,644	$38,585	$38,175	$39,340

Debt to book capitalization (2)	23.7%	23.6%	21.6%	23.9%
After-tax return on average capital employed (3)	15.8%	19.7%	22.1%	22.7%
(1)Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)Capital Management Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
(3)Non-GAAP Ratio. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.
As at June 30, 2023, the Company's capital resources consisted primarily of cash flows from operating activities, available bank credit facilities and access to debt capital markets. Cash flows from operating activities and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the "Business Environment" section of this MD&A and in the "Risks and Uncertainties" section of the Company's annual MD&A for the year ended December 31, 2022. In addition, the Company's ability to renew existing bank credit facilities and raise new debt reflects current credit ratings as determined by independent rating agencies, and market conditions. The Company continues to believe its internally generated cash flows from operating activities supported by its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long-term and support its growth strategy.
On an ongoing basis the Company continues to focus on its balance sheet strength and available liquidity by:
▪Monitoring cash flows from operating activities, which is the primary source of funds;
▪Monitoring exposure to individual customers, contractors, suppliers and joint venture partners on a regular basis and when appropriate, ensuring parental guarantees or letters of credit are in place, and as applicable, taking other mitigating actions to minimize the impact in the event of a default;
▪Actively managing the allocation of maintenance and growth capital to ensure it is expended in a prudent and appropriate manner with flexibility to adjust to market conditions. The Company continues to exercise its capital flexibility to address commodity price volatility and its impact on operating expenditures, capital commitments and long-term debt;
▪Monitoring the Company's ability to fulfill financial obligations as they become due or the ability to monetize assets in a timely manner at a reasonable price;
▪Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages; and
▪Reviewing the Company's borrowing capacity:
◦During the second quarter of 2023, the Company extended its revolving syndicated credit facility originally maturing June 2024 to June 2027.
◦Borrowings under the Company's revolving credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, SOFR, US base rate or Canadian prime rate.
◦The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
◦As at June 30, 2023, the Company had $3,000 million remaining on its base shelf prospectus that allowed for the offer for sale from time to time of medium-term notes in Canada. Subsequent to June 30, 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025, replacing the Company's previous base shelf prospectus which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

Canadian Natural Resources Limited	25	Three and six months ended June 30, 2023

◦As at June 30, 2023, the Company had US$3,000 million remaining on its base shelf prospectus that allowed for the offer for sale from time to time of debt securities in the United States. Subsequent to June 30, 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025, replacing the Company's previous base shelf prospectus which would have expired in August 2023. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
As at June 30, 2023, the Company had undrawn revolving bank credit facilities of $4,954 million. Including cash and cash equivalents and short-term investments, the Company had approximately $5,600 million in liquidity. The Company also has certain other dedicated credit facilities supporting letters of credit. At June 30, 2023, the Company had $437 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
Long-term debt, net was $12,033 million as at June 30, 2023, resulting in a debt to book capitalization ratio (1) of 23.7% (December 31, 2022 – 21.6%); this ratio was below the 25% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flows from operating activities are greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Further details related to the Company's long-term debt as at June 30, 2023 are discussed in note 8 to the financial statements.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at June 30, 2023, the Company was in compliance with this covenant.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters.
As at June 30, 2023, the maturity dates of certain financial liabilities, including long-term debt and other long-term liabilities and related interest payments, were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$2,319	$794	$3,115	$5,993
Other long-term liabilities (2)	$232	$167	$436	$694
Interest and other financing expense (3)	$629	$566	$1,386	$3,540
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $227 million; one to less than two years, $167 million; two to less than five years, $436 million; and thereafter, $694 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at June 30, 2023.
Share Capital
As at June 30, 2023, there were 1,092,260,000 common shares outstanding (December 31, 2022 – 1,102,636,000 common shares) and 30,942,000 stock options outstanding (December 31, 2022 - 31,150,000). As at August 1, 2023, the Company had 1,090,578,000 common shares outstanding and 30,229,000 stock options outstanding.
On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.90 per common share, beginning with the dividend paid on April 5, 2023. On November 2, 2022, the Board of Directors approved a 13% increase in the quarterly dividend to $0.85 per common share. On August 3, 2022, the Board of Directors approved a special dividend of $1.50 per common share. On March 2, 2022, the Board of Directors approved a 28% increase in the quarterly dividend to $0.75 per common share, from $0.5875 per common share. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.

(1)Capital management measure. Refer to the "Non-GAAP and Other Financial Measures" section of this MD&A.

Canadian Natural Resources Limited	26	Three and six months ended June 30, 2023

On March 8, 2023, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 92,296,006 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2023 and ending March 12, 2024.
For the six months ended June 30, 2023, the Company purchased 15,300,000 common shares at a weighted average price of $76.80 per common share for a total cost of $1,175 million. Retained earnings were reduced by $1,029 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to June 30, 2023, up to and including August 1, 2023, the Company purchased 2,200,000 common shares at a weighted average price of $76.52 per common share for a total cost of $168 million.
Since the acquisition of AOSP during the second quarter of 2017, shareholder returns through share repurchases have resulted in a net reduction of approximately 122,696,000 outstanding common shares. As part of the acquisition, the Company issued 97,560,975 shares, resulting in shares outstanding at May 31, 2017 of approximately 1,214,956,000. At June 30, 2023, there were 1,092,260,000 shares outstanding, lower than pre-AOSP levels.
COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at June 30, 2023:

($ millions)	Remaining 2023	2024	2025	2026	2027	Thereafter
Product transportation and processing (1)	$594	$1,394	$1,262	$1,157	$1,106	$11,337
North West Redwater Partnership service toll (2)	$77	$157	$155	$138	$124	$5,055
Offshore vessels and equipment	$19	$34	$—	$—	$—	$—
Field equipment and power	$21	$28	$26	$23	$22	$215
Other	$12	$24	$23	$17	$—	$—
(1)The Company’s commitment for the 20-year product transportation agreement on the Trans Mountain Pipeline Expansion (“TMX”) is subject to change pending approval of the interim toll filing by the Canada Energy Regulator.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $3,001 million of interest payable over the 40-year tolling period, ending in 2058.
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
LEGAL PROCEEDINGS AND OTHER CONTINGENCIES
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in the Company's annual MD&A and audited consolidated financial statements for the year ended December 31, 2022.
CONTROL ENVIRONMENT
There have been no changes to internal control over financial reporting ("ICFR") during the six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting. Due to inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Canadian Natural Resources Limited	27	Three and six months ended June 30, 2023

NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes references to non-GAAP and other financial measures as defined in NI 52-112. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this MD&A, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below.
Adjusted Net Earnings from Operations
Adjusted net earnings from operations is a non-GAAP financial measure that adjusts net earnings as presented in the Company's consolidated Statements of Earnings, for non-operating items, net of tax. The Company considers adjusted net earnings from operations a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas. A reconciliation for adjusted net earnings from operations is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Net earnings	$1,463	$1,799	$3,502	$3,262	$6,603
Share-based compensation, net of tax (1)	66	62	(47)	128	479
Unrealized risk management (gain) loss, net of tax (2)	(2)	16	(16)	14	1
Unrealized foreign exchange (gain) loss, net of tax (3)	(231)	(3)	426	(234)	270
Realized foreign exchange gain on settlement of cross currency swap, net of tax (4)	—	—	(69)	—	(69)
(Gain) loss from investments, net of tax (5)	(40)	7	25	(33)	(58)
Other, net of tax (6)	—	—	(21)	—	(50)
Non-operating items, net of tax	(207)	82	298	(125)	573
Adjusted net earnings from operations	$1,256	$1,881	$3,800	$3,137	$7,176
(1)Share-based compensation includes costs incurred under the Company's Stock Option Plan and PSU plan. The fair value of the share-based compensation is recognized as a liability on the Company's balance sheets and periodic changes in the fair value are recognized in net earnings. Pre-tax share-based compensation for the three months ended June 30, 2023 was an expense of $70 million (three months ended March 31, 2023 – $66 million expense, three months ended June 30, 2022 – $45 million recovery; six months ended June 30, 2023 – $136 million expense, six months ended June 30, 2022 – $489 million expense).
(2)Derivative financial instruments are recognized at fair value on the Company’s balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than those amounts reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil, natural gas and foreign exchange. Pre-tax unrealized risk management gain for the three months ended June 30, 2023 was $4 million (three months ended March 31, 2023 – $20 million loss, three months ended June 30, 2022 – $21 million gain; six months ended June 30, 2023 – $16 million loss, six months ended June 30, 2022 – $5 million loss).
(3)Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps, and are recognized in net earnings. Pre- and after-tax amounts for these unrealized foreign exchange gains and losses are the same.
(4)During the second quarter of 2022, the Company settled the US$550 million cross currency swap designated as a cash flow hedge of a portion of the US$1,100 million 6.25% US dollar debt securities due March 2038. The Company realized cash proceeds of $158 million on settlement. Pre- and after-tax amounts for the realized foreign exchange gain on settlement of the swap are the same.
(5)The Company's investments have been accounted for at fair value through profit and loss and are measured each period with gains and losses recognized in net earnings. There is zero net tax impact on these gains and losses from investments.
(6)Other relates to the impact of government grant income under the provincial well-site rehabilitation programs. Pre-tax other for the three months ended June 30, 2023 was $nil (three months ended March 31, 2023 – $nil, three months ended June 30, 2022 – $27 million; six months ended June 30, 2023 – $nil, six months ended June 30, 2022 – $65 million).

Canadian Natural Resources Limited	28	Three and six months ended June 30, 2023

Adjusted Funds Flow
Adjusted funds flow is a non-GAAP financial measure that represents cash flows from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures excluding the impact of government grant income under the provincial well-site rehabilitation programs, and movements in other long-term assets. The Company considers adjusted funds flow a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. A reconciliation for adjusted funds flow, from cash flows from operating activities is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Cash flows from operating activities	$2,745	$1,295	$5,896	$4,040	$8,749
Net change in non-cash working capital	(17)	1,908	(478)	1,891	1,462
Abandonment expenditures, net (1)	100	137	70	237	137
Movements in other long-term assets (2)	(86)	89	(56)	3	59
Adjusted funds flow	$2,742	$3,429	$5,432	$6,171	$10,407
(1)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section below.
(2)Includes the unamortized cost of the share bonus program.
Adjusted Net Earnings from Operations and Adjusted Funds Flow, Per Common Share (Basic and Diluted)
Adjusted net earnings from operations and adjusted funds flow, per common share (basic and diluted), are non-GAAP ratios that represent those non-GAAP measures divided by the weighted average number of basic and diluted common shares outstanding for the period, respectively, as presented in note 14 to the financial statements. These non-GAAP measures, disclosed on a per share basis, enable a comparison to the per share amounts disclosed in the Company's financial statements prepared in accordance with IFRS.
Abandonment Expenditures, net
Abandonment expenditures, net, is a non-GAAP financial measure that represents the abandonment expenditures to settle asset retirement obligations as reflected in the Company’s annual capital budget. Abandonment expenditures, net is calculated as abandonment expenditures, as presented in the Company's consolidated Statements of Cash Flows, adjusted for the impact of government grant income under the provincial well-site rehabilitation programs. A reconciliation of abandonment expenditures, net is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Abandonment expenditures	$100	$137	$97	$237	$202
Government grants for abandonment expenditures	—	—	(27)	—	(65)
Abandonment expenditures, net	$100	$137	$70	$237	$137
Netback
Netback is a non-GAAP ratio that represents net cash flows provided from core activities after the impact of all costs associated with bringing a product to market, on a per unit basis. The Company considers netback a key measure in evaluating its performance, as it demonstrates the efficiency and profitability of the Company's activities. Refer to the "Operating Highlights – Exploration and Production" section of this MD&A for the netback calculations on a per unit basis for crude oil and NGLs and on a total barrels of oil equivalent basis.
The netback calculations include the non-GAAP financial measures: realized price and transportation, reconciled below to their respective line item in note 17 to the financial statements.

Canadian Natural Resources Limited	29	Three and six months ended June 30, 2023

Realized Price ($/bbl and $/BOE) – Exploration and Production
Realized price ($/bbl and $/BOE) is a non-GAAP ratio calculated as realized crude oil and NGLs sales and total realized BOE sales (non-GAAP financial measures) divided by respective sales volumes. Realized crude oil and NGLs sales and total realized BOE sales include the impact of blending and feedstock costs and other by-product sales. The Company considers realized price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit the Company obtained on the market for its crude oil and NGLs sales volumes and BOE sales volumes.
Reconciliations for Exploration and Production realized crude oil and NGLs sales and BOE sales and the calculations for realized price are presented below.

	Three Months Ended			Six Months Ended
($ millions, except bbl/d and $/bbl)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil and NGLs (bbl/d)
North America	466,284	481,045	475,744	473,623	485,224
International
North Sea	19,991	—	16,530	10,051	13,902
Offshore Africa	18,603	10,393	13,902	14,521	16,214
Total International	38,594	10,393	30,432	24,572	30,116
Total sales volumes	504,878	491,438	506,176	498,195	515,340

Crude oil and NGLs sales (1)	$4,405	$3,841	$6,871	$8,246	$12,754
Less: Blending and feedstock costs (2)	1,094	1,238	1,561	2,332	3,027
Realized crude oil and NGLs sales	$3,311	$2,603	$5,310	$5,914	$9,727
Realized price ($/bbl)	$72.06	$58.85	$115.26	$65.58	$104.27
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

	Three Months Ended			Six Months Ended
($ millions, except BOE/d and $/BOE)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Barrels of oil equivalent (BOE/d)
North America	811,590	835,542	823,931	823,500	825,040
International
North Sea	20,269	419	16,845	10,399	14,296
Offshore Africa	20,436	11,961	16,210	16,221	18,639
Total International	40,705	12,380	33,055	26,620	32,935
Total sales volumes	852,295	847,922	856,986	850,120	857,975

Barrels of oil equivalent sales (1)	$4,884	$4,663	$8,388	$9,547	$15,220
Less: Blending and feedstock costs (2)	1,094	1,238	1,561	2,332	3,027
Less: Sulphur income	(5)	(8)	(41)	(13)	(60)
Realized barrels of oil equivalent sales	$3,795	$3,433	$6,868	$7,228	$12,253
Realized price ($/BOE)	$48.94	$44.98	$88.07	$46.98	$78.91
(1)Barrels of oil equivalent sales includes crude oil and NGLs sales and natural gas sales in note 17 to the financial statements.
(2)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled below in the "Transportation – Exploration and Production" section.

Canadian Natural Resources Limited	30	Three and six months ended June 30, 2023

Transportation – Exploration and Production
Transportation ($/BOE, $/bbl and $/Mcf) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by the respective sales volumes. The Company calculates transportation to demonstrate its cost to deliver products to the market excluding the impact of blending costs. A reconciliation for Exploration and Production transportation and the calculations for transportation on a per unit basis are presented below.

	Three Months Ended			Six Months Ended
($ millions, except $ per unit amounts)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Transportation, blending and feedstock (1)	$1,413	$1,546	$1,849	$2,959	$3,603
Less: Blending and feedstock costs	1,094	1,238	1,561	2,332	3,027
Transportation	$319	$308	$288	$627	$576
Transportation ($/BOE)	$4.11	$4.03	$3.70	$4.08	$3.72

Amounts attributed to crude oil and NGLs	$210	$200	$190	$410	$387
Transportation ($/bbl)	$4.57	$4.52	$4.13	$4.54	$4.16
Amounts attributed to natural gas	$109	$108	$98	$217	$189
Transportation ($/Mcf)	$0.58	$0.55	$0.52	$0.57	$0.50
(1)Transportation, blending and feedstock in note 17 to the financial statements.
North America – Realized Product Prices and Royalties
Realized crude oil and NGLs price ($/bbl) is a non-GAAP ratio calculated as realized crude oil and NGLs sales (non-GAAP financial measure) divided by sales volumes. Realized crude oil and NGLs sales include the impact of blending costs. The Company considers the realized crude oil and NGLs price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its crude oil and NGLs sales volumes.
Crude oil and NGLs royalty rate is a non-GAAP ratio that is calculated as crude oil and NGLs royalties divided by realized crude oil and NGLs sales. The Company considers crude oil and NGLs royalty rate a key measure in evaluating its performance, as it describes the Company’s royalties for crude oil and NGLs sales volumes on a per unit basis.
A reconciliation for North America realized crude oil and NGLs sales and the calculations for realized crude oil and NGLs prices and the royalty rates are presented below.

	Three Months Ended			Six Months Ended
($ millions, except $/bbl and royalty rates)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Crude oil and NGLs sales (1)	$4,040	$3,749	$6,470	$7,789	$12,009
Less: Blending and feedstock costs (2)	1,094	1,238	1,561	2,332	3,027
Realized crude oil and NGLs sales	$2,946	$2,511	$4,909	$5,457	$8,982
Realized crude oil and NGLs prices ($/bbl)	$69.44	$57.99	$113.37	$63.66	$102.25

Crude oil and NGLs royalties (3)	$491	$437	$1,136	$928	$1,966
Crude oil and NGLs royalty rates	17%	17%	23%	17%	22%
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Blending and feedstock costs are a component of transportation, blending and feedstock expense as reconciled above in the "Transportation – Exploration and Production" section.
(3)Item is a component of royalties in note 17 to the financial statements.

Canadian Natural Resources Limited	31	Three and six months ended June 30, 2023

Realized Product Prices and Transportation – Oil Sands Mining and Upgrading
Realized SCO sales price ($/bbl) is a non-GAAP ratio calculated as realized SCO sales (non-GAAP financial measure) including the impact of blending and feedstock costs, divided by SCO sales volumes. The Company considers realized SCO sales price a key measure in evaluating its performance, as it demonstrates the realized pricing per unit that the Company obtained on the market for its SCO sales volumes.
Transportation ($/bbl) is a non-GAAP ratio calculated as transportation (a non-GAAP financial measure) divided by SCO sales volumes. The Company calculates transportation to demonstrate its cost to deliver product to the market excluding the impact of blending and feedstock costs.
Reconciliations for Oil Sands Mining and Upgrading realized SCO sales and transportation and the calculations for realized SCO sales price and transportation on a per unit basis are presented below.

	Three Months Ended			Six Months Ended
($ millions, except for bbl/d and $/bbl)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
SCO sales volumes (bbl/d)	350,041	462,021	350,500	405,721	395,661

Crude oil and NGLs sales (1)	$3,546	$4,482	$4,962	$8,028	$9,813
Less: Blending and feedstock costs	517	487	573	1,004	974
Realized SCO sales	$3,029	$3,995	$4,389	$7,024	$8,839
Realized SCO sales price ($/bbl)	$95.08	$96.07	$137.60	$95.64	$123.42

Transportation, blending and feedstock (2)	$582	$550	$638	$1,132	$1,101
Less: Blending and feedstock costs	517	487	573	1,004	974
Transportation	$65	$63	$65	$128	$127
Transportation ($/bbl)	$2.03	$1.52	$2.05	$1.74	$1.77
(1)Crude oil and NGLs sales in note 17 to the financial statements.
(2)Transportation, blending and feedstock in note 17 to the financial statements.
Net Capital Expenditures
Net capital expenditures is a non-GAAP financial measure that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, and abandonment expenditures including the impact of government grant income under the provincial well-site rehabilitation programs. The Company considers net capital expenditures a key measure in evaluating its performance, as it provides an understanding of the Company’s capital spending activities in comparison to the Company’s annual capital budget. A reconciliation of net capital expenditures is presented below.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2023	Mar 31 2023	Jun 30 2022	Jun 30 2023	Jun 30 2022
Cash flows used in investing activities	$1,560	$1,153	$1,345	$2,713	$2,596
Net change in non-cash working capital	9	104	35	113	172
Capital expenditures	1,569	1,257	1,380	2,826	2,768
Abandonment expenditures, net (1)	100	137	70	237	137
Net capital expenditures (2)	$1,669	$1,394	$1,450	$3,063	$2,905
(1)Non-GAAP Financial Measure. A reconciliation of abandonment expenditures, net is presented in the “Abandonment Expenditures, net” section above.
(2)For the six months ended June 30, 2023 includes base capital expenditures of $2,502 million, and strategic growth capital expenditures of $546 million. Strategic growth capital expenditures represent the allocation of the Company's free cash flow that will be directed to strategic capital growth opportunities that target to increase production volumes in future periods and that exceed the Company's base capital expenditures for the current fiscal year, as outlined in the Company's capital budget.

Canadian Natural Resources Limited	32	Three and six months ended June 30, 2023

Liquidity
Liquidity is a non-GAAP financial measure that represents the availability of readily available undrawn bank credit facilities, cash and cash equivalents, and other highly liquid assets to meet short-term funding requirements and to assist in assessing the Company's financial position. The Company’s calculation of liquidity is presented below.

($ millions)	Jun 30 2023	Mar 31 2023	Dec 31 2022	Jun 30 2022
Undrawn bank credit facilities	$4,954	$5,520	$5,520	$5,520
Cash and cash equivalents	122	92	920	233
Investments	524	484	491	367
Liquidity	$5,600	$6,096	$6,931	$6,120
Long-term Debt, net
Long-term debt, net, is a capital management measure that represents long-term debt, including the current portion of long-term debt, less cash and cash equivalents, as disclosed in note 13 to the financial statements.
Debt to Book Capitalization
Debt to book capitalization is a capital management measure intended to enable financial statement users to evaluate the Company's capital structure, as disclosed in note 13 to the financial statements.
After-Tax Return on Average Capital Employed
After-tax return on average capital employed as defined by the Company is a non-GAAP ratio. The ratio is calculated as net earnings plus after-tax interest and other financing expense for the twelve month trailing period; as a percentage of average capital employed (defined as current and long-term debt plus shareholders' equity) for the twelve month trailing period. The Company considers this ratio a key measure in evaluating the Company’s ability to generate profit and the efficiency with which it employs capital. A reconciliation of the Company's after-tax return on average capital employed is presented below.

($ millions, except ratios)	Jun 30 2023	Mar 31 2023	Dec 31 2022	Jun 30 2022
Interest adjusted after-tax return:
Net earnings, 12 months trailing	$7,596	$9,635	$10,937	$11,339
Interest and other financing expense, net of tax, 12 months trailing (1)	431	417	424	517
Interest adjusted after-tax return	$8,027	$10,052	$11,361	$11,856

12 months average current portion long-term debt (2)	$1,274	$1,357	$1,359	$1,664
12 months average long-term debt (2)	10,961	11,228	11,761	13,597
12 months average common shareholders' equity (2)	38,577	38,544	38,218	36,902
12 months average capital employed	$50,812	$51,129	$51,338	$52,163

After-tax return on average capital employed	15.8%	19.7%	22.1%	22.7%
(1)The blended tax rate on interest was 23% for each of the periods presented.
(2)For the purpose of this non-GAAP ratio, the measurement of average current and long-term debt and common shareholders' equity are determined on a consistent basis, as an average of the opening and quarterly period end values for the 12 month trailing period for each of the periods presented.

Canadian Natural Resources Limited	33	Three and six months ended June 30, 2023